Filed Pursuant to Rule 433

Registration No. 333-291573

November 20, 2025

Bread Financial Holdings, Inc.

3,000,000 Depositary Shares, Each Representing a 1/40th Interest

in a Share of 8.625% Non-Cumulative Perpetual Preferred Stock, Series A

Pricing Term Sheet

The information in this pricing term sheet relates to the offering by Bread Financial Holdings, Inc. (the “Issuer”), and should be read together with the preliminary prospectus supplement dated November 20, 2025 relating to the offering, and the accompanying prospectus dated November 17, 2025 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-291573) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”).

The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	Bread Financial Holdings, Inc.

Expected Ratings (Moody’s/Fitch)*:	B1/B-

Securities:	Depositary shares (the “Depositary Shares”), each representing a 1/40th interest in a share of the Issuer’s 8.625% Non-Cumulative Perpetual Preferred Stock, Series A (the “Preferred Shares”)

Liquidation Preference:	$1,000 liquidation preference per Preferred Share (equivalent to $25 per Depositary Share)

Number of Depositary Shares:	3,000,000 (corresponding to 75,000 Preferred Shares)

Aggregate Offering Size:	$75,000,000

Offering Price:	$25 per Depositary Share

Underwriting Discount:	3.150% per Depositary Share sold to institutional investors and 3.150% per Depositary Share sold to retail investors

Proceeds to Issuer before Expenses:	$72,637,500 total

Trade Date:	November 20, 2025

Settlement Date:	November 25, 2025 (T+3)**

Maturity Date:	Perpetual

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2026.

Dividend Rate (Non-Cumulative):	8.625% per annum on the stated amount of $1,000 per Preferred Share (equivalent to $25 per Depositary Share).

Day Count Convention:	30/360

Optional Redemption:	At the Issuer’s option, (i) in whole or in part, from time to time, on December 15, 2030 and any subsequent dividend payment date or (ii) in whole but not in part at any time within 90 days after a regulatory capital treatment event (as defined in the Preliminary Prospectus), in each case, at a redemption price equal to $1,000 per Preferred Share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends.

Listing:	The Issuer intends to apply for listing of the Depositary Shares on the New York Stock Exchange (“NYSE”) under the symbol “BFH PrA.” If the application is approved, trading of the depositary shares on the NYSE is expected to commence within a 30-day period after the initial delivery of the Depositary Shares.

CUSIP / ISIN:	018581405 / US0185814052

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. KeyBanc Capital Markets Inc. Scotia Capital (USA) Inc. Truist Securities, Inc. Fifth Third Securities, Inc. U.S. Bancorp Investments, Inc.

The Depositary Shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

*

The security ratings above are not a recommendation to buy, sell or hold the Securities. The ratings may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to one business day before the Settlement Date will be required, by virtue of the fact that the Depositary Shares initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a base prospectus), with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying base prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing Wells Fargo Securities, LLC at 1-800-645-3751, J.P. Morgan Securities LLC at 1-212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649, or RBC Capital Markets, LLC at 1-866-375-6829.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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